Filed by AXIS Capital Holdings Limited

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: PartnerRe Ltd.

Commission File No.: 001-14536

Axis CEO, PartnerRe Chairman Tout Benefits of Announced Merger

BestWeek

June 29, 2015

Albert Benchimol, the chief executive officer of Axis Capital, said his company’s announced merger with PartnerRe will broaden its array of products and increase its global reach, creating probably the fifth-largest reinsurer in the world, with global representation, and “very likely a top 10 life, accident and health insurer and reinsurer in the world.”

He and Jean-Paul Montupet, the chairman of PartnerRe, spoke with A.M.BestTV recently about the proposed merger of their companies. A video of the interview can be watched at http://www.ambest.com/v.asp?v=ap615 . This is an edited excerpt of the complete interview.

After Axis Capital and PartnerRe first announced their merger of equals in January, Exor, an Italian company, made an offer for PartnerRe. The proposal by Exor to acquire the company at $137.50 a share “is a non-starter,” PartnerRe said recently. Exor has refused to negotiate differences or speed up the process while the Exor offer will not close this year. On the other hand, the Axis Capital merger is on track to close in the third quarter, PartnerRe said in a recent statement.

Montupet said Exor’s offer is “even below the economic book value of the company and doesn’t put any value on the franchise, and on top of that it’s a very uncertain offer. Exor represents it as being an irrevocable offer — in fact they have many ways of walking away from it should they choose to do so. So it would be very imprudent for our shareholders to go with that offer and give up the deal that we have in place.”

Q: What is the status of the merger? Where are you in the process now?

BENCHIMOL: We’re in excellent shape. Our people have really done extraordinary work. Since we announced the merger on Jan. 25, our people, in addition to the normal mission of taking care of clients and brokers, delivering on the 2015 plan, they’ve been really pulling double and triple duty, working on integration preparation, merger-related work and things are going very well.

In fact, with regard to the regulatory side, we’ve already received all of the competition-related approvals and on the regulatory side we have received many of the clearances that are necessary, including some of the most important — Bermuda, Ireland, Australia, Singapore. So we’ve a lot of progress. At this point in time, we have the shareholder vote scheduled for July 24; we’re obviously optimistic for a favorable vote, and pursuing that we should be able to close in the third quarter.

Q: Why did PartnerRe reject the Exor offer?

MONTUPET: The PartnerRe board looked very carefully at the Exor offer — both from the standpoint of the price that was offered and the terms that came with it — and it became clear that this offer clearly undervalues PartnerRe. It’s even below the economic book value of the company and doesn’t put any value on the franchise and on top of that it’s a very uncertain offer. Exor represents it as being an irrevocable offer, in fact they have many ways of walking away from it should they choose to do so. So it would be very imprudent for our shareholders to go with that offer and give up the deal that we have in place, progressing very well, as Albert has indicated, to merge PartnerRe and Axis.

Q: So I understand the preferred shareholders will play a big role in the decision. Could you walk us through how that works and what role they’ll be playing?

MONTUPET: Well, the preferred shareholders hold a little more than 40% of the voting rights at PartnerRe so their vote is going to be very important. Clearly they are in a very different position from the common shareholders. What matters to them is the quality of the credit of the company and from that standpoint it’s very clear that the planned merger between Axis and PartnerRe offers by far the best proposition from their standpoint.

Q: How has the transaction been viewed in the marketplace from brokers and clients?

BENCHIMOL: That reaction’s been nothing short of extraordinary. We’ve been speaking to a lot of brokers and clients since we announced the merger on Jan. 25 and they are very supportive of it. For one thing, the logic of what it is that we will be providing the market is very much appreciated. Think about it this way: Partner and Axis are both very strong companies. They’ve got great products but they don’t have a full complement of products. What we will have now, in the combined company, is a much more comprehensive array of products — in reinsurance, in insurance, in life, accident and health. We’ll have a broader geographical platform and we will have capital which is about twice as much as either one of us has had.

Q: And what does PartnerRe like about merging with Axis?

MONTUPET: We are creating a new company that is ideally positioned to face the challenges and benefit from the opportunities that will appear in the insurance and reinsurance industry for many years. It allows us to implement the strategy that we were pursuing, which was to move from a pure-play reinsurance business into the primary insurance business and it gives us the opportunity to participate in the ongoing restructuring and consolidation of the Bermuda reinsurance industry.

Q: What will the combined company look like in, say two years?

BENCHIMOL: Well, if you take where we are right now and you combine both companies together and simply just have the addition of the two, we will have probably the fifth-largest reinsurer in the world, with global representation. We will have very likely a top 10 life, accident and health insurer and reinsurer in the world and we will have a larger insurance company. Combined we will have approximately $11 billion in gross written premium. We will have well in excess of $14 billion of capital. We’ll have an investment portfolio that’s well in excess of $31 billion or $32 billion. So we will have leading positions in each of our three businesses.

Q: Jean-Paul, do you think your shareholders will approve the merger?

MONTUPET: I think so. When you think of it the way Albert described it, this is the one company that shareholders willing to invest in that space should be owning in the future. And I personally met with more than 25 analysts and shareholders over the past couple of weeks and I have to say that the large majority of them is very supportive of the merger.

Q: How did the process begin? Who approached whom when it came to the merger?

MONTUPET: I think I should answer that because I did. PartnerRe made the approach following a long process that management and the board of PartnerRe has undertaken to analyze the trends of the reinsurance industry and decide what was the best strategy path for the company to follow. And, as I said earlier, we wanted to participate in the primary insurance space and to also participate in the consolidation of the Bermuda insurance industry and Axis allows us to fulfill those goals so we initiated the contact and it went from there.

Q: If the shareholders reject the Axis merger would you consider the Exor bid?

MONTUPET: The vote is about the merger and again as I said we expect this vote to be positive. A ‘no’ vote, should it happen, is not a ‘yes’ vote to Exor. Both companies — PartnerRe as well as Axis — are very strong companies on their own. We certainly believe that the merger is the best path for both of them but they can both continue on a stand-alone basis.

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and AXIS have filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), and a definitive joint proxy statement/prospectus of PartnerRe and AXIS and other documents related to the proposed transaction. This communication is not a substitute for any such documents. The registration statement was declared effective by the SEC on June 1, 2015 and the definitive proxy statement/prospectus has been mailed to shareholders of PartnerRe and AXIS. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY

CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement has been mailed to shareholders of PartnerRe and AXIS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe are available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS are available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “illustrative,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.